Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Excluding Interest on Deposits

Fixed Charges:
Interest Expense (excluding interest on deposits)	$1,012	1,172	882	563	498
One-Third of Rents, Net of Income from Subleases	24	22	19	15	14
Preferred Stock Dividends	1	1	1	1	1

Total Fixed Charges	$1,037	1,195	902	579	513

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,537	1,627	2,208	2,237	2,438
Fixed Charges - Excluding Preferred Stock Dividends	1,036	1,194	901	578	512

Total Earnings	$2,573	2,821	3,109	2,815	2,950

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	2.48 x	2.36	3.45	4.86	5.75

Including Interest on Deposits

Fixed Charges:
Interest Expense	$3,018	3,082	2,030	1,102	1,086
One-Third of Rents, Net of Income from Subleases	24	22	19	15	14
Preferred Stock Dividends	1	1	1	1	1

Total Fixed Charges	$3,043	3,105	2,050	1,118	1,101

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,537	1,627	2,208	2,237	2,438
Fixed Charges - Excluding Preferred Stock Dividends	3,042	3,104	2,049	1,117	1,100

Total Earnings	$4,579	4,731	4,257	3,354	3,538

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.50 x	1.52	2.08	3.00	3.21